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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        THE FASHION HOUSE HOLDINGS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    31185P106
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                                 (CUSIP Number)

                          Westrec Capital Partners,LLC
                             16633 Ventura Boulevard
                            Encino, California 91436
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 14, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.31185P106
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Westrec Capital Partners, LLC
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            [ ]
            (b)

            [X]
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      3.    SEC Use
            Only
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      4.    Source of Funds (See Instructions) WC
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
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      6.    Citizenship or Place of Organization Delaware
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                7.    Sole Voting Power        0
                ----------------------------------------------------------------
  Number of
   Shares       8.    Shared Voting Power      4,093,437
Beneficially    ----------------------------------------------------------------
Owned by Each
 Reporting      9.    Sole Dispositive Power   0
Person With     ----------------------------------------------------------------

                10.   Shared Dispositive Power 4,093,437
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      11.   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                  4,093,437
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
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      13.   Percent of Class Represented by Amount in Row
            (11)                                            14.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            PN

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CUSIP No.31185P106
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Michael M. Sachs
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)

            [ ]
            (b)

            [X]
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      3.    SEC Use
            Only
--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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      6.    Citizenship or Place of Organization United States of America
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--------------------------------------------------------------------------------

                7.    Sole Voting Power        0
                ----------------------------------------------------------------
  Number of
   Shares       8.    Shared Voting Power      4,093,437
Beneficially    ----------------------------------------------------------------
Owned by Each
 Reporting      9.    Sole Dispositive Power   0
Person With     ----------------------------------------------------------------

                10.   Shared Dispositive Power 4,093,437
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      11.   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                 4,093,437
--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row
            (11)                                             14.1%
--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
            IN

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ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, no par value ("Common Stock") of Fashion House Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 6310 San Vicente Boulevard, Suite 330, Los Angeles, California 90048.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is filed by Westrec Capital Partners, LLC, a limited liability company organized under the laws of the state of Delaware ("Westrec"), and Michael M. Sachs ("Sachs," and with Westrec the "Reporting Persons"). Sachs is the sole member of Westrec.

      Westrec's principal business is equity and debt investments. Sachs' principal business is investor. Sachs is a United States citizen. The principal address of both Westrec and Sachs is 16633 Ventura Boulevard, Sixth Floor, Encino, California 91436.

      During the last five (5) years, neither Westrec nor Sachs has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five (5) years, neither Westrec nor Sachs has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The securities of the Issuer beneficially owned by the Reporting Persons are warrants to purchase Common Stock issued to Westrec as consideration for providing certain credit enhancements to enable the Issuer to obtain loans. No funds were used to acquire these warrants. Westrec anticipates that if and when it exercises any of these warrants for cash, its source of funds will be working capital.

ITEM 4. PURPOSE OF TRANSACTION

      Westrec acquired the Warrants for investment purposes and will acquire shares upon exercise of the warrants for investment purposes. Except as set forth below, neither Westrec nor Sachs has any plans or proposals of the type set forth in the instructions to Item 4 of Schedule 13D.

      One of the warrants (the "September Warrant") held by Westrec provides for the right to purchase up to 9,000,000 shares of Common Stock at an exercise price of $0.40 per share. The September Warrant vests based on: (i) the largest aggregate amount of loans and letters of credit outstanding obtained by the Issuer and guaranteed by Westrec and/or Sachs, and (ii) the amount of time Westrec and Sachs remain obligated on their guarantees. If the largest aggregate outstanding amount of loans and letters of credit is $9,000,000 or more and Westrec and Sachs remain obligated on their guarantees through March 14, 2007, the September Warrant will be fully vested. As of December 13, 2006, the September Warrant has vested as to 3,995,669 shares. As discussed in Item 6, under certain circumstances the September Warrant may become exercisable for additional shares of Common Stock.

      Although they have no present plans to do so, the Reporting Persons may from time to time make further acquisitions of securities the Issuer for investment purposes. In addition, and although it has no

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present plans to do so, Westrec may from time to time sell shares it acquires upon exercise of the warrants in open market or private transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      As of December 13, 2006, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person identified in Item 2 may be found in rows 11 and 13 of the cover pages.

      The powers the Reporting Persons have relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages. Sachs shares voting and investment power with respect to the shares owned by Westrec as a result of being the sole member of Westrec.

      All of the shares of Common Stock beneficially owned by the Reporting Persons are shares that may be acquired upon exercise of warrants held of record by Westrec.

      The Reporting Persons acquisitions and dispositions of beneficial ownership of share since September 15, 2006 were as follows:

      (i) The September Warrant was amended as of December 20, 2006 to increase the maximum number of shares that may be acquired upon exercise of the Warrant from 5,000,000 shares to 9,000,000 shares.

      (ii) The September Warrant vested as to 3,995,669 shares during this period.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Westrec and the Issuer have entered into a credit enhancement agreement dated July 25, 2006 pursuant to which Westrec is entitled to fees and warrants if it provides credit enhancement to enable the Issuer to obtain letters of credit. Pursuant to this agreement, Westrec has received five-year warrants to purchase the following numbers of shares of Common Stock at the following exercise prices: (i) 20,302 shares at an exercise price of $1.16 per share, (ii) 59,369 shares at an exercise price of $0.62 per share, and (iii) 18,097 shares at an exercise price of $0.56 per share. Westrec is entitled to additional warrants if a registration statement under the Securities Act of 1933 for the resale of the shares underlying these warrants has not been filed or has not become effective by certain dates.

      The Reporting Persons and the Issuer have entered into another credit enhancement agreement dated September 15, 2006, which was amended and restated as of December 20, 2006. Pursuant to this agreement, as amended and restated, Westrec is entitled to fees if it provides credit enhancement to enable the Issuer to obtain loans or letters of credit. In addition, Westrec received the September Warrant. See Item 4 for description of the vesting of the September Warrant, which is incorporated herein by this reference. If the Issuer issues shares of Common Stock at a price less than the then current exercise price or issues securities convertible into or exercisable for shares of Common Stock at a price less than the then current exercise price, the exercise price of the September Warrant will be reduced to such price and the number of shares that may be acquired upon exercise of the September Warrant shall be correspondingly increased.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7(a) Form of Warrant issued to Westrec Capital Partners, LLC pursuant to letter agreement dated July 25, 2006, filed as
                    Exhibit 4.10 to the Issuer's Form SB-2/A, filed on November 14, 2006 and incorporated herein by this reference.

      Exhibit 7(b) Letter Agreement dated July 25, 2006 between the Fashion House Holdings, Inc., the Fashion House, Inc. and Westrec Capital Partners, LLC, filed as Exhibit 10.1 to the Issuer's Form 10-QSB, filed on August 18, 2006, and incorporated herein by this reference.

      Exhibit 7(d) Amended and Restated Common Stock Purchase Warrant dated December 20, 2006 issued to Westrec Capital Partners, LLC

      Exhibit 7(e) Amended and Restated Credit Enhancement Agreement dated as of December 20, 2006 among Fashion House Holdings, Inc., the Fashion House, Inc., Westrec Capital Partners, LLC. and Michael M. Sachs

      Exhibit 7(f) Agreement of Joint Filing, executed by the Reporting Persons pursuant to Section 240.13d-1(k), incorporated herein by this reference.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006                  Westrec Capital Partners, LLC

                                         By: /s/ Michael M. Sachs
                                             -----------------------------------
                                             Michael M. Sachs, Member

                                             /s/ Michael M. Sachs
                                             -----------------------------------
                                             Michael M. Sachs